15026580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2014 (MM/DD/YY) AND ENDING 3/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peel Hunt Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Moor House, 120 London Wall
(No. and Street)

London (City) UK (State) EC2Y 5ET (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Parise (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Cayman Ltd.
(Name – *if individual, state last, first, middle name*)

PO Box 31118
Governors Square (Address) Grand Cayman (City) Cayman Islands (State) KY1-1205 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountants
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Fine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peel Hunt Inc., as of and for the year ended March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

PO Box 31118
2nd Floor - Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

Board of Directors
Peel Hunt Inc.
State of Delaware

We have audited the accompanying statement of financial condition of Peel Hunt Inc. as of March 31, 2015. This financial statement is the responsibility of Peel Hunt Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Peel Hunt Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Peel Hunt Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Peel Hunt Inc. at March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO

Grand Cayman, Cayman Islands

May 18, 2015

STATEMENT OF FINANCIAL CONDITION

	March 31, 2015 $ USD
ASSETS	
Cash and cash equivalents	790,426
Receivable from affiliate, net	335,262
Accounts receivable	30,858
Prepaid expenses	22,066
Deferred tax asset	29,822
Security deposit	7,200
Staff loans	7,000
Fixed assets, net of depreciation	2,711
Total assets	**1,225,345**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and other accrued expenses	325,034
Subordinated borrowings	300,000
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 500,000 shares authorized and 500,000 shares issued and outstanding	500,000
Retained earnings	100,311
Total stockholder's equity	600,311
Total liabilities and stockholders' equity	**1,225,345**

See notes to statement of financial condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. Organisation and Nature of Business

Peel Hunt Inc. ("PH Inc." or "the Company") is a corporation formed in the State of Delaware on March 4, 2011. On March 12, 2012 the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is 100% held by Peel Hunt Holdings Limited ("PHH Limited") which is a limited liability company registered in England and Wales. The Company was formed to act as a chaperoning broker dealer for its UK affiliate, Peel Hunt LLP ("PH LLP") which is a financial services firm, authorized and regulated by the Financial Conduct Authority in the UK. The principal business purpose of the Company is to act as an agent for PH LLP offering UK equities to US institutional clients. The Company will utilize PH LLP's clearing for all foreign security order execution, clearance and settlement.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Significant accounting policies

2.1. Basis of preparation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.2. Cash and cash equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less. The Company does not have any cash equivalents at March 31, 2015.

2.3. Income taxes

The Company is subject to US Federal taxes. The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for fiscal years ended March 31, 2014, 2013 and 2012 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the General and administrative expense caption of the Statement of Operations.

2.4. Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.5. Fair value measurements

U.S GAAP requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations. The fair value of debt was determined based on current rates at which the Company could borrow or advance funds with similar remaining maturities, which amount approximates its carrying value.

2.6. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the estimated useful economic lives for each item, considered to be as follows:

- Office equipment 3 to 5 years
- Fixtures and fittings 5 years

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

3. Related party transactions

As of March 31, 2015 the Company has a net receivable in the amount of $78,159 due from the affiliate, PH LLP, comprised of $343,775 of amount due under the Transfer Pricing Agreement, $6,765 payable under the Expense Sharing Agreement and $1,749 of intercompany.

In 2012 the Company signed a Subordinated Agreement with its parent, Peel Hunt Holdings Limited. The principal amount of the loan was $300,000 with a maturity set for March 12, 2015. Interest accrued under this loan agreement was at 4% per annum and was paid before the current year end. The Company signed a new Subordinated Agreement with Peel Hunt Holdings Limited on March 12, 2015 on a rolling twelve month basis. Interest is accrued at 4% per annum and as at March 31, 2015 the amount of accrued interest totalled $624. The new loan agreement was reviewed and approved by FINRA as a satisfactory subordinated agreement. The Subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Net capital requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregated debit items. At March 31, 2015, PH Inc. had net capital of $568,314 which was $318,314 above its required net capital requirement.

5. Risk and uncertainties

The Company has a credit risk exposure of uninsured cash in bank of $790,426 at March 31, 2015. The Company does not require collateral or other security to support financial instruments subject to credit risk. For the year ended March 31, 2015, all fee revenue earned was from PH LLP.

6. Income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	March 31, 2015 $ USD
Fixed and intangible asset	29,822
Total deferred tax asset	**29,822**

Based on earnings to date and future earnings projections, management believes it is more likely than not that the total deferred tax asset will be fully recognized. Therefore, no valuation allowance has been recognized.

7. Property, plant and equipment

As at March 31, 2015	Office Equipment $ USD	**Total $ USD**
Cost		
Balance at April 1, 2014	3,220	3,220
Additions	794	794
Balance at March 31, 2015	**4,014**	**4,014**
Amortization		
Balance at April 1, 2014	(179)	(179)
Charge for the year	(1,124)	(1,124)
Balance at March 31, 2015	**(1,303)**	**(1,303)**
Carrying value at March 31, 2015	**2,711**	**2,711**

8. Commitments

The Company leases its office facility in New York under an operating lease expiring December 31, 2015. Aggregate future minimum annual rental payments are as follows:

	March 31, 2015 $ USD
Outstanding commitments	
2015	32,850
2016	-

The Company also has a security deposit of $7,200 relating to the lease.